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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. ____)



                                Dril-Quip, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  262037 10 4
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                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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  CUSIP NO. 262037 10 4                 13G                PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      J. Mike Walker

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

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      SEC USE ONLY
 3

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

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                          SOLE VOTING POWER
                     5
     NUMBER OF            3,448,600

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             3,448,600

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      3,448,600

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [X]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      20.0%

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      TYPE OF REPORTING PERSON*
12
      IN

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                                      -2-
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ITEM 1.

  Item 1(a)      Name of Issuer:                 Dril-Quip, Inc.
                 --------------

  Item 1(b)      Address of Issuer's             13550 Hempstead Highway
                 -------------------
                 Principal Executive Offices:    Houston, Texas  77040
                 ---------------------------

ITEM 2.

  Item 2(a)      Name of Person Filing:          J. Mike Walker
                 ---------------------

  Item 2(b)      Address of Principal            13550 Hempstead Highway
                 --------------------
                 Business Office:                Houston, Texas  77040
                 ---------------

  Item 2(c)      Citizenship:                    U.S.
                 -----------

  Item 2(d)      Title of Class of Securities:   Common Stock
                 ----------------------------

  Item 2(e)      CUSIP Number:                   262037 10 4
                 ------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

                 (a)  [_]   Broker or dealer registered under section 15 of the
                            Act

                 (b)  [_]   Bank as defined in section 3(a)(6) of the Act

                 (c)  [_]   Insurance Company as defined in section 3(a)(19) of
                            the Act

                 (d)  [_]   Investment Company registered under section 8 of the
                            Investment Company Act

                 (e)  [_]   Investment Adviser registered under section 203 of
                            the Investment Advisers Act of 1940

                 (f)  [_]   Employee Benefit Plan, Pension Fund which is subject
                            to the provisions of the Employee Retirement Income
                            Security Act of 1974 or Endowment Fund; see (S)
                            240.13d-1(b)(1)(ii)(F)

                 (g)  [_]   Parent Holding Company, in accordance with (S)
                            240.13d-1(b)(ii)(G) (Note: See Item 7)

                 (h)  [_]   Group, in accordance with (S) 240.13d-1(b)(1)(ii)(H)

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ITEM 4.          OWNERSHIP

                 (a)  Amount Beneficially Owned:  3,448,600/(1)/

                 (b)Percent of Class:  20.0%/(1)/

                 (c)  Number of shares as to which such person has:

                      (i)    Sole power to vote or to direct the
                             vote:  3,448,600/(1)/

                      (ii)   Shared power to vote or to direct the vote:  None

                      (iii) Sole power to dispose or to direct the disposition of: 3,448,600

                      (iv) Shared power to dispose or to direct the disposition: None

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                 Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                 Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable

ITEM 10.         CERTIFICATION

                 Not Applicable

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Explanation of Responses:

     (1) Does not include 6,897,100 shares of Common Stock owned by certain stockholders of Dril-Quip, Inc. (the "Issuer") who are parties to the Stockholders' Agreement dated October 17, 1997 (the "Stockholders' Agreement"). Pursuant to the Stockholders' Agreement, certain stockholders of the Issuer have agreed to vote shares of common stock, par value $.01 per share, of the Issuer held by each of them for the election of nominees to the Board of Director proposed by each of (i) Larry E. Reimert and Reimert Family Partners, Ltd., (ii) Gary D. Smith and Four Smith's Company, Ltd. and (iii) J. Mike Walker. The parties to the Stockholders' Agreement may be deemed to have formed a group pursuant to Rule 13d-5(b)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Nothing herein shall constitute an affirmance that any such group exists; however, any such group could be deemed to have beneficial ownership, for purposes of Section 13(d) and 13(g) of the Exchange Act, of all equity securities of the Issuer beneficially owned by such parties. Such parties would, as of January 31, 1998, be deemed to beneficially own an aggregate of 10,345,700 shares of Common Stock, or approximately 60.0% of the total number of shares reported to be outstanding in the Issuer's Form 10-Q for the quarter ended September 30, 1997. Mr. Walker disclaims the beneficial ownership of any Common Stock owned by such other parties.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1998

                                                /s/ J. MIKE WALKER
                                              ----------------------
                                                  J. Mike Walker